Filed Pursuant to Rule 424(b)(5)

Registration No. 333-251006

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 4, 2020, and

Prospectus Supplement dated December 31, 2020)

Up to $9,847,373

Common Stock

This prospectus supplement amends and supplements the information in that certain prospectus, dated December 4, 2020, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-251006) on November 27, 2020, and declared effective on December 4, 2020 (the “Base Prospectus”), as supplemented by the related prospectus supplement, dated December 31, 2020 (together with the Base Prospectus, the “Prospectus”), relating to the offer and sale of up to $50,000,000 of shares of our common stock, par value $0.001 per share, pursuant to that certain Sales Agreement, dated April 17, 2019, as amended on December 31, 2020 (the “Sales Agreement”), by and between the Company and H.C. Wainwright & Co., LLC (“Wainwright”). This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

We are filing this prospectus supplement to amend the Prospectus because, as of March 30, 2023, we are now subject to General Instruction I.B.6 of Form S-3, which limits the amount that we may sell under the registration statement of which this prospectus supplement and the Prospectus form a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $9,847,373 under the Sales Agreement.

If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prospectus form a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market under the symbol “TRVN.” The aggregate market value of our common stock held by non-affiliates as of May 8, 2023 pursuant to General Instruction I.B.6 of Form S-3 is approximately $29.5 million, which was calculated based on 9,499,074 outstanding shares of our common stock held by non-affiliates at a price of $3.11 per share, which was the closing price of our common stock on May 8, 2023. As of the date hereof, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-month calendar period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are reducing the aggregate sales price of the shares of common stock that we may sell pursuant to this prospectus supplement and the Prospectus to $9,847,373 from time to time through Wainwright.

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should review carefully the risks and uncertainties described under the heading “Risk Factors” in the Prospectus, as well as the risk factors discussed in the documents we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and which we incorporate into this prospectus supplement by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is May 9, 2023